EXHIBIT 99.1

The U.S. International Trade Commission (ITC) Votes to Institute Patent Infringements Investigation Based on Neptune & Acasti Complaint

LAVAL, Quebec, April 15, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) and Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO), a Neptune subsidiary, announce that the U.S. International Trade Commission has voted to institute an investigation of alleged patent infringements by Aker BioMarine AS; Aker BioMarine Antarctic USA, Inc.; Aker BioMarine Antarctic AS; Enzymotec Limited; Enzymotec USA, Inc.; Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; Rimfrost USA, LLC and Bioriginal Food & Science Corp. (collectively the "Respondents").

The investigation was instituted on the basis of a complaint filed with the ITC by Neptune and Acasti earlier this year. The complaint alleges violations by the respondents regarding the importation into the United States and sale of certain omega-3 extracts and products from marine or aquatic biomass that infringe certain Neptune and Acasti patents. Neptune and Acasti requested that the ITC issue an exclusion order and cease and desist order to ban the importation and sale of infringing extracts and products.

"The ITC's decision to institute an investigation following our claims of alleged patent infringements by our competitors is significant, not only because it reflects tangible progress in line with our strategic action plan to protect our intellectual property (IP), but also because it allows us to establish a clear and defined short term timeline to conclude matters," said Mr. Henri Harland, President and CEO of Neptune and Acasti.  "Neptune and Acasti's IP is strong and valuable and it is management's duty to defend it, not only for business ethical reasons, but mainly because it is a fundamental asset and an important part of our shareholder value as it pertains to both our neutraceutical and pharmaceutical businesses," added Mr. Harland.

According to the notice issued by the ITC, a target date for completing the investigation will be set within 45 days after institution of the investigation. Full text of the ITC announcement can be found at http://www.usitc.gov/press_room/news_release/2013/er0411ll1.htm.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti and NeuroBioPharm Inc. ("NeuroBio"), in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA (eicosapentaenoic acid) and DHA (docosahexaenoic acid), which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

This press release contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not statements about the present or historical facts, and includes information relating to the conduct of the investigation of the ITC. The forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Neptune and Acasti's control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information. Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that Neptune and Acasti anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on Neptune and Acasti's respective business, financial condition or results of operations.

Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management of Neptune and Acasti based on the business and markets in which Neptune and Acasti respectively operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies and relate to, among other things, each of the companies' strategies, strategic goals, research and development activities, research and clinical testing outcomes, future operations, future financial positions, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on the forward-looking information, which speaks only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Acasti in its management discussion & analysis for the three and nine-month periods ended November 30, 2012, the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012 and in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012, and the risks and uncertainties respectively identified by Neptune and Acasti in their other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. The forward-looking information in this press release is made as of the date of this press release, and Neptune and Acasti disclaim any intention or obligation to update or revise such information, except as required by applicable law, and neither Neptune nor Acasti assume any liability for disclosure relating to the other company herein.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com